Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports Third Quarter 2025 Financial Results

Guiding Fourth Quarter 2025 Revenue to be Record $440 Million,
Citing Revenue Growth Across its Core Technologies

Investing an additional $300 Million in SiPho and SiGe Capacity Growth and Next Generation Capabilities

MIGDAL HAEMEK, ISRAEL – November 10, 2025 – Tower Semiconductor (NASDAQ/TASE: TSEM) reports today its results for the third quarter ended September 30, 2025.

Third Quarter of 2025 Results Overview
Revenue for the third quarter of 2025 was $396 million, representing revenue growth of 6% quarter-over-quarter.

Gross profit for the third quarter of 2025 was $93 million, compared to $80 million in the second quarter of 2025.

Net profit for the third quarter of 2025 was $54 million, reflecting $0.48 basic and $0.47 diluted earnings per share. Second quarter of 2025 net profit was $47 million, reflecting $0.42 basic and $0.41 diluted earnings per share.

Cash flow generated from operating activities in the third quarter of 2025 was $139 million and investments in property and equipment, net, were $103 million. In the second quarter of 2025, cash flow generated from operating activities was $123 million and investments in property and equipment, net, were $111 million.

Business Outlook
The company guides revenue for the fourth quarter of 2025 to be $440 million, with an upward or downward range of 5%, reflecting revenue increase of 14% year-over-year and 11% quarter-over-quarter.

Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, stated: “We are in the best position, our core technologies - Power Management, Image Sensors and 65nm RF Mobile, – each demonstrating year over year revenue growth. This is an excellent foundation, on top of which our number one position in SiGe and SiPho technologies for optical transceivers, combined with data center surging demand, gives Tower a present and future pathway for unprecedented growth – both top and bottom line, given the accretive margins of these value-add solutions.”

Ellwanger added: “We are well underway with customer qualifications, further investing in Newport Beach Fab 3, and repurposing and investing in three additional fabs towards a new and rich SiPho as well as SiGe mix. The very initial step in ramping these added capacities is evidenced by the fourth quarter 2025 revenue guidance of a record of $440 million.”

Growth Investments
In support of the growth of the Company’s SiPho and SiGe business, the Company is allocating an additional $300 million investment for capacity growth and next generation capabilities. The additional investment includes Fab3 capacity expansion, whilst maintaining the fab at full utilization. Hence, the Company is extending its Newport Beach site lease, enabling up to an additional 3.5 years from the previous 2027 term, at an average of $24 million per year over the five-year period.

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Monday, November 10, 2025, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the third quarter of 2025 and its business outlook.

The call will be webcast and available through the Investor Relations section of Tower Semiconductor’s website at ir.towersemi.com. The pre-registration form required for dial-in participation is accessible here. Upon completing the registration, participants will receive the dial-in details, a unique PIN, and a confirmation email with all necessary information. To access the webcast, click here. The teleconference will be available for replay for 90 days.

Non-GAAP Financial Measures
The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, which we may describe as adjusted financial measures and/or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the “SEC”) as they apply to our Company. These adjusted financial measures are calculated excluding the following: (i) amortization of acquired intangible assets as included in our costs and expenses, (ii) compensation expenses in respect of equity grants to directors, officers, and employees as included in our costs and expenses, (iii) merger contract termination fees received from Intel, net of associated cost and taxes following the previously announced Intel contract termination as included in net profit in 2023 and (iv) restructuring income, net, which includes income, net of cost and taxes associated with the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility, which occurred during 2022, as included in net profit. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures used and/or presented in this release, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, as well as may be included and calculated in the tables herein, the term Earnings Before Interest Taxes, Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenue and in operating cost and expenses lines (e.g., research and development related equipment and/or fixed other assets depreciation), (ii) stock-based compensation expense, (iii) amortization of acquired intangible assets, (iv) merger contract termination fees received from Intel, net of associated cost following the previously announced Intel contract termination, as included in operating profit and (v) restructuring income, net in relation to the reorganization and restructure of our operations in Japan including the cessation of operations of the Arai facility, as included in operating profit. EBITDA is reconciled in the tables below and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company from GAAP operating profit. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, are not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/or presented in this release and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is comprised of cash, cash equivalents, short-term deposits, and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $139 million, $123 million and $125 million for the three months periods ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively and in the amounts of $356 million and $348 million for the nine months periods ended September 30, 2025 and September 30, 2024, respectively (less cash used for investments in property and equipment, net (in the amounts of $103 million, $111 million and $128 million for the three months periods ended September 30, 2025, June 30, 2025 and September 30, 2024, respectively and in the amounts of $326 million and $338 million for the nine months periods ended September 30, 2025 and September 30, 2024, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing, and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiPho, SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns one operating facility in Israel (200mm), two in the U.S. (200mm), and two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, shares a 300mm facility in Agrate, Italy with STMicroelectronics, as well as has access to a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

CONTACT:
Liat Avraham | Investor Relations | +972-4-6506154 | liatavra@towersemi.com

Forward-Looking Statements
This release, as well as other statements and reports filed, stated and published in relation to this quarter’s results, include certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, projections and statements with respect to our future business, financial performance and activities. The use of words such as “projects”, “expects”, “may”, “targets”, “plans”, “intends”, “committed to”, “tracking”, or words of similar import, identifies a statement as “forward-looking.” Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements, which describe information known to us only as of the date of this release. Factors that could cause actual results to differ materially from those projected or implied by such forward-looking statements include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets, (ii) reliance on acquisitions and/or gaining additional capacity for growth, (iii) difficulties in achieving acceptable operational metrics and indices as a result of operational, technological or process-related problems, (iv) identifying and negotiating with third-party buyers for the sale of any excess and/or unused equipment, inventory and/or other assets, (v) maintaining current key customers and attracting new key customers, (vi) over demand for our foundry services resulting in high utilization and its effect on cycle time, yield and on schedule delivery, as well as customers potentially being placed on allocation, which may cause customers to transfer their business to other vendors, (vii) financial results may fluctuate from quarter to quarter, (viii) our debt and other liabilities may impact our financial position and operations, (ix) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (x) fluctuations in cash flow, (xi) our ability to satisfy the covenants stipulated in our agreements with our debt holders, (xii) pending litigation, (xiii) meeting the conditions set in approval certificates and other regulations under which we received grants and/or royalties and/or any type of funding from the Israeli, US and/or Japan governmental agencies, (xiv) receipt of orders that are lower than the customer purchase commitments or forecast and/or failure to receive customer orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) the effects of global recession, credit crisis and/or unfavorable macro-economic conditions, such as the imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles which may cause financial results to fluctuate from quarter to quarter, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we create inventory before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) capacity expansion and acquisition related transactions, strategic and/or other growth or M&A opportunities, including risks associated with the capacity corridor transaction with Intel announced in September 2023, in addition to other capacity and capability expansion plans, (xxi) operating our facilities at sufficient utilization rates necessary to generate and maintain positive and sustainable gross, operating and net profit, (xxii) the purchase of equipment and/or raw material (including purchases under committed contracts), the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) product returns and defective products, (xxiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, including artificial intelligence, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxv) competing effectively, (xxvi) the use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers, (xxvii) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxviii) the Fab 3 landlord’s alleged claims regarding noise abatement and request for judicial declaration of material non-curable breach of the lease , (xxix) retention of key employees and recruitment and retention of skilled qualified personnel, (xxx) exposure to inflation, currency rates (mainly the Israeli Shekel, the Japanese Yen and the Euro) and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of our traded securities, (xxxi) meeting regulatory requirements worldwide, including export, environmental and governmental regulations, as well as risks related to international operations, (xxxii) engagements for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with the Agrate fab and the capacity corridor agreement with Intel announced in September 2023, such as their qualification schedule, technology, equipment and process qualification, facility operational ramp-up, customer engagements, cost structure, required investments and other terms, which may require additional funding to cover significant capacity investment needs and other payments, the availability of which cannot be assured on favorable terms, if at all, (xxxiii) potential liabilities, cost and other impact due to reorganization and consolidation of fabrication facilities, or cessation of operations, (xxxiv) potential security, cyber and privacy breaches, (xxxv) workforce that is not unionized which may become unionized, and/or workforce that is unionized and may take action such as strikes that may create increased cost and operational risks, (xxxvi) the issuance of ordinary shares as a result of exercise and/or vesting of any of our employee equity, as well as any sale of shares by any of our shareholders, or any market expectation thereof, as well as the issuance of additional employee stock options and/or restricted stock units, or any market expectation thereof, which may depress the market value of the Company and the price of the Company’s ordinary shares, and in addition may impair our ability to raise future capital, and (xxxvii) climate change, business interruptions due to floods, fires, pandemics, earthquakes and other natural disasters, the security situation in Israel and global trade “war”, including the potential inability to continue uninterrupted operations of the Israeli fab, impact on global supply chain to and from the Israeli fab, power interruptions, chemicals or other leaks or damages as a result therefrom, absence of workforce due to military service as well as risk that certain countries will restrict doing business with Israeli companies, including imposing restrictions due to hostilities in Israel or political instability in the region that may continue or exacerbate, and other events beyond our control. Due to instability in neighboring states, Israel could be subject to additional political, economic, and military confines, and our Israeli facility’s operations could be materially adversely affected. Any current or future hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could have a material adverse effect on our business, financial condition and results of operations.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this release or which may otherwise affect our business is included under the heading "Risk Factors" in the Company’s most recent filings on Forms 20-F and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#  #  #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	September 30,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$272,742	$271,894
Short-term deposits	950,560	946,351
Trade accounts receivable	213,013	211,932
Inventories	286,682	268,295
Other current assets	56,564	61,817

Total current assets	1,779,561	1,760,289

PROPERTY AND EQUIPMENT, NET	1,440,238	1,286,622

OTHER LONG-TERM ASSETS, NET	32,803	33,574

TOTAL ASSETS	$3,252,602	$3,080,485

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$33,204	$48,376
Trade accounts payable	131,906	130,624
Deferred revenue and customers' advances	19,926	21,655
Other current liabilities	84,206	84,409
Total current liabilities	269,242	285,064

LONG-TERM DEBT	130,883	132,437

OTHER LONG-TERM LIABILITIES	19,895	22,804

TOTAL LIABILITIES	420,020	440,305

TOTAL SHAREHOLDERS' EQUITY	2,832,582	2,640,180

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,252,602	$3,080,485

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2025	2025	2024
REVENUE	$395,667	$372,061	$370,512
COST OF REVENUE	302,622	292,035	277,451

GROSS PROFIT	93,045	80,026	93,061

OPERATING COSTS AND EXPENSES:
Research and development	22,056	19,418	19,867
Marketing, general and administrative	20,409	20,743	17,432
	42,465	40,161	37,299

OPERATING PROFIT	50,580	39,865	55,762

FINANCING AND OTHER INCOME, NET	10,491	14,387	6,104

PROFIT BEFORE INCOME TAX	61,071	54,252	61,866

INCOME TAX EXPENSE, NET	(7,625)	(8,660)	(7,026)

NET PROFIT	53,446	45,592	54,840

Net loss (profit) attributable to non-controlling interest	199	959	(193)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$53,645	$46,551	$54,647

BASIC EARNINGS PER SHARE	$0.48	$0.42	$0.49
Weighted average number of shares	112,132	111,810	111,237

DILUTED EARNINGS PER SHARE	$0.47	$0.41	$0.49
Weighted average number of shares	113,751	113,282	112,474

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$53,645	$46,551	$54,647
Stock based compensation and amortization of acquired intangible assets	9,111	10,595	9,059
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$62,756	$57,146	$63,706

ADJUSTED EARNINGS PER SHARE:

Basic	$0.56	$0.51	$0.57
Diluted	$0.55	$0.50	$0.57

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Nine months ended
	September 30,
	2025	2024
REVENUE	$1,125,898	$1,048,931
COST OF REVENUE	879,656	796,342

GROSS PROFIT	246,242	252,589

OPERATING COSTS AND EXPENSES:
Research and development	61,646	58,812
Marketing, general and administrative	61,253	55,152
Restructuring income, net *	--	(6,270)
	122,899	107,694

OPERATING PROFIT	123,343	144,895

FINANCING AND OTHER INCOME, NET	35,476	17,798

PROFIT BEFORE INCOME TAX	158,819	162,693

INCOME TAX EXPENSE, NET	(20,064)	(8,056)

NET PROFIT	138,755	154,637

Net loss (profit) attributable to non-controlling interest	1,583	(1,911)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$140,338	$152,726

BASIC EARNINGS PER SHARE	$1.25	$1.38
Weighted average number of shares	111,841	111,039

DILUTED EARNINGS PER SHARE	$1.24	$1.36
Weighted average number of shares	113,397	112,135

*  Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations.

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:

GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$140,338	$152,726
Stock based compensation and amortization of acquired intangible assets	30,041	24,497
Restructuring income, net **	--	(2,634)
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$170,379	$174,589

ADJUSTED EARNINGS PER SHARE:

Basic	$1.52	$1.57
Diluted	$1.50	$1.56

** Restructuring income, net resulted from the previously disclosed reorganization and restructure of our Japan operations, net of tax and profit attributable to non-controlling interest.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	September 30,
	2025	2024
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$265,293	$265,313
Net cash provided by operating activities	139,423	124,743
Investments in property and equipment, net	(103,490)	(127,624)
Debt received (repaid), net	(6,875)	(16,402)
Effect of Japanese Yen exchange rate change over cash balance	(1,609)	5,537
Proceeds from (investments in) deposits and marketable securities, net	(20,000)	19,412
CASH AND CASH EQUIVALENTS - END OF PERIOD	$272,742	$270,979

	Nine months ended
	September 30,	September 30,
	2025	2024
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$271,894	$260,664
Net cash provided by operating activities	355,944	347,866
Investments in property and equipment, net	(325,583)	(338,257)
Debt repaid, net	(28,645)	(35,250)
Effect of Japanese Yen exchange rate change over cash balance	2,662	214
Proceeds from (investments in) deposits and marketable securities, net	(3,530)	35,742
CASH AND CASH EQUIVALENTS - END OF PERIOD	$272,742	$270,979

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$53,446	$54,840	$138,755	$154,637
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization *	76,456	65,348	225,320	190,459
Other expense (income), net	(122)	6,289	3,995	12,282
Changes in assets and liabilities:
Trade accounts receivable	1,853	(27,911)	471	(41,002)
Other current assets	6,770	12,785	5,435	2,472
Inventories	(1,983)	14,093	(13,856)	8,134
Trade accounts payable	(6,516)	4,646	(7,462)	17,464
Deferred revenue and customers' advances	4,223	(2,049)	(7,506)	(6,071)
Other current liabilities	2,958	(2,178)	10,456	14,964
Other long-term liabilities	2,338	(1,120)	336	(5,473)
Net cash provided by operating activities	139,423	124,743	355,944	347,866

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(103,490)	(127,624)	(325,583)	(338,257)
Proceeds from (investments in) deposits and marketable securities, net	(20,000)	19,412	(3,530)	35,742
Net cash used in investing activities	(123,490)	(108,212)	(329,113)	(302,515)

CASH FLOWS - FINANCING ACTIVITIES
Debt repaid, net	(6,875)	(16,402)	(28,645)	(35,250)
Net cash used in financing activities	(6,875)	(16,402)	(28,645)	(35,250)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(1,609)	5,537	2,662	214

INCREASE IN CASH AND CASH EQUIVALENTS	7,449	5,666	848	10,315
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	265,293	265,313	271,894	260,664
CASH AND CASH EQUIVALENTS - END OF PERIOD	$272,742	$270,979	$272,742	$270,979

* Includes stock based compensation and amortization of acquired intangible assets in the amounts of $9,111 and $9,059 for the three months periods ended September 30, 2025 and September 30, 2024, respectively; and includes stock based compensation and amortization of acquired intangible assets in the amounts of $30,041 and $24,497 for the nine months periods ended September 30, 2025, and September 30, 2024, respectively.